                                            Exhibit 99.1
Press Release

Investor Relations Contact
Matthew Frankel, CFA
Cognyte Software Ltd.
IR@cognyte.com

Cognyte Starts as a Separate Public Company With Strong First Quarter Results

Double-Digit Revenue Growth with Significant Gross Margin Expansion

Strong Results Reflect Momentum from Security Analytics Platform

Herzliya, Israel, June 22, 2021 - Cognyte Software Ltd. (NASDAQ: CGNT) (the “Company,” “Cognyte,” “we,” “us” and “our”), a global leader in security analytics software, today announced results for the three months ended April 30, 2021 (“Q1 FYE22”), its first quarter as a pure play security analytics public company.

"We are pleased with our first quarter results which came in ahead of our expectations. We are particularly pleased with our strong top line growth - more than 12% revenue growth - and more than 18% gross profit growth. During the quarter, we received multiple seven-digit and eight-digit orders and we continue to see strong market demand for security analytics. Following a strong start to the year, we believe we are well positioned for a strong second quarter and full year,” said Elad Sharon, Cognyte’s Chief Executive Officer.

Q1 Highlights

•Revenue: $114.7 million (GAAP(A), up 13.1% y-o-y) and $115.2 million (non-GAAP, up 12.3% y-o-y)
•Gross Margin: 71.4% (GAAP, up 380bps y-o-y) and 72.6% (non-GAAP, up 400bps y-o-y)
•Gross Profit: $81.9 million (GAAP, up 19.5% y-o-y) and $83.6 million (non-GAAP, up 18.8% y-o-y)
•Diluted EPS: ($0.07) (GAAP) and $0.20 (non-GAAP)

“Our first quarter results reflect our successful transition to a software model. In addition to strong revenue growth and gross margin expansion, we are pleased that around 50% of our revenue was recurring and nearly 90% of our revenue came from software as we continue to see strong demand for an open platform with lower professional services,” said David Abadi, Cognyte’s Chief Financial Officer.

FYE22 Outlook

Our non-GAAP outlook for the quarter ending July 31, 2021, is as follows:

•Revenue: Up ~9% Y-O-Y
•Diluted EPS: ~$0.14

(A) U.S. Generally Accepted Accounting Principles.

                                            Exhibit 99.1
Our non-GAAP outlook for the year ending January 31, 2022 (“FYE22”) remains as follows:

•Revenue: Up ~10% to $490 million with a range of +/- 2%
•Diluted EPS: $0.80 at the midpoint of our revenue outlook

Our non-GAAP outlook for the three months ending July 31, 2021, and FYE22 excludes the following GAAP measures which we are able to quantify with reasonable certainty, as described further below under "Supplemental Information About non-GAAP Financial Measures and Operating Metrics”:

•Revenue adjustments are expected to be approximately $0.4 million and $1.6 million for the three months ending July 31, 2021, and FYE22, respectively.
•Amortization of intangible assets of approximately $0.5 million and $1.8 million for the three months ending July 31, 2021, and FYE22, respectively.

Our non-GAAP outlook for the three months ending July 31, 2021, and FYE22 excludes the following GAAP measures for which we are able to provide a range of probable significance:

•Costs to complete separation of Cognyte from Verint Systems Inc. (hereafter “Verint”) and establish Cognyte as an independent public company of between approximately $0.5 million and $1.5 million and between approximately $10 million and $11 million for the three months ending July 31, 2021, and FYE22, respectively.
•Stock-based compensation is expected to be between approximately $9 million and $10 million and $33 million and $36 million, for the three months ending July 31, 2021, and FYE22, respectively, assuming market prices for our ordinary shares are generally consistent with current levels.

Our non-GAAP outlook does not include the potential impact of any in-process business acquisitions that may close after the date hereof, and, unless otherwise specified, reflects foreign currency exchange rates approximately consistent with current rates.

We are unable, without unreasonable effort, to provide a reconciliation for other GAAP measures which are excluded from our non-GAAP outlook, including the impact of future business acquisitions or acquisition expenses, future restructuring expenses, and non-GAAP income tax adjustments due to the level of unpredictability and uncertainty associated with these items. For these same reasons, we are unable to assess the probable significance of these excluded items. While historical results may not be indicative of future results, actual amounts for the three months ended April 30, 2021, and 2020, respectively, for the GAAP measures excluded from our non-GAAP outlook appear in Table 4 of this press release.

Conference Call Information

We will conduct a conference call today at 8:30 a.m. ET to discuss our results for the three months ended April 30, 2021, outlook, and long-term targets. An online, real-time webcast of the conference call and webcast slides will be available on our website at www.Cognyte.com. The conference call can also be accessed live via telephone at
(800) 708-4540 (United States and Canada) and (847) 619-6397 (International) and the passcode is 50181080.
Please dial in 5-10 minutes prior to the scheduled start time. An archived webcast of the conference call will also be available in the “Investors” section of the company’s website.

                                            Exhibit 99.1
About Non-GAAP Financial Measures
This press release and the accompanying tables include non-GAAP financial measures. For a description of these non-GAAP financial measures, including the reasons management uses each measure, and reconciliations of non-GAAP financial measures presented for completed periods to the most directly comparable financial measures prepared in accordance with GAAP, please see the tables below as well as "Supplemental Information About Non-GAAP Financial Measures and Operating Metrics" at the end of this press release.

About Cognyte Software Ltd.
We are a global leader in security analytics software that empowers governments and enterprises with Actionable Intelligence for a Safer World™. Our open software fuses, analyzes and visualizes disparate data sets at scale to help security organizations find the needles in the haystacks. Over 1,000 government and enterprise customers in more than 100 countries rely on our solutions to accelerate security investigations and connect the dots to successfully identify, neutralize, and prevent national security, personal safety, business continuity and cyber threats. Our government customers consist of governments around the world, including national, regional, and local government agencies. Our enterprise customers consist of commercial customers and physical security customers.

Cautions About Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Exchange Act of 1934. Forward-looking statements include statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte. These forward-looking statements do not guarantee future performance, and are based on management's expectations that involve a number of known and unknown risks, uncertainties, assumptions and other important factors, any of which could cause our actual results or conditions to differ materially from those expressed in or implied by the forward-looking statements. Some of the factors that could cause our actual results or conditions to differ materially from current expectations include, among others: uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, armed conflicts, natural disasters or outbreaks of disease, such as the novel coronavirus (COVID-19) pandemic, as well as the resulting impact on information technology spending and government budgets in both developed countries and developing countries, on our business; risks that our customers may delay, cancel, or refrain from placing orders, refrain from renewing subscriptions or service contracts, or are unable to honor contractual commitments or payment obligations due to liquidity issues or other challenges in their budgets and business, due to the COVID-19 pandemic or otherwise; risks that continuing restrictions resulting from the COVID-19 pandemic or actions taken in response to the pandemic adversely impact our operations or our ability to fulfill orders, complete implementations, or recognize revenue; risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards, to adapt to changing market potential from area to area within our markets; and to successfully develop, launch, and drive demand for new, innovative, high-quality products that meet or exceed customer needs, while simultaneously preserving our legacy businesses; risks due to aggressive competition in all of our markets, including with respect to maintaining revenue, margins, and sufficient levels of investment in our business and operations, and competitors with greater resources than we have; risks relating to the regulatory constraints to which we are subject, including our dependency on export and marketing licenses from the governments of Israel and other countries where we operate; risks relating to our ability to properly manage investments in our business and operations, execute on growth or strategic initiatives, such as our software model transition, and enhance our existing operations and infrastructure, including the proper prioritization and allocation of limited financial and other resources; risks associated with our ability to identify suitable targets for acquisition or investment or successfully compete for, consummate, and implement mergers and acquisitions, including risks associated with valuations, reputational considerations, capital constraints, costs and expenses, maintaining profitability levels, expansion into new areas, management distraction, post-acquisition integration activities, and potential asset impairments; challenges associated with selling sophisticated solutions, including with respect to longer sales cycles, more complex sales processes, and assisting customers in understanding and realizing the benefits of our solutions, as well as with developing, offering, implementing, and maintaining a broad solution portfolio; risks associated with larger orders and customer concentration, including risk

                                            Exhibit 99.1
of volatility of our operating results from period to period, and challenges associated with our ability to accurately forecast revenue and expenses; risks associated with a significant amount of our business coming from government customers around the world and associated procurement processes, and limitations on investor visibility due to classification or contractual restrictions; risks associated with political and reputational factors related to our business or operations, including with respect to the nature of our solutions or our Israeli identity, and our ability to maintain security clearances where required; risks that we may be unable to establish and maintain relationships with key resellers, partners, and systems integrators and risks associated with our reliance on third-party suppliers for certain components, products, or services, including companies that may compete with us or work with our competitors; risks associated with our ability to retain, recruit, and train qualified personnel in regions in which we operate, including in new markets and growth areas we may enter; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, and exposure to regions subject to political or economic instability; risk of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions; risks that our products or services, or those of third-party suppliers, partners, or original equipment manufacturers which we use in or with our offerings or otherwise rely on, including third-party hosting platforms, may contain defects, develop operational problems, or be vulnerable to cyber-attacks; risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information, including personally identifiable information or other information that may belong to our customers or other third parties; risks associated with complex and changing regulatory environments relating to our operations, the products and services we offer, and/or the use of our solutions by our customers, including with respect to applicable classification and confidentiality restrictions, and data privacy and protection; risks associated with our failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property, claim infringement on their intellectual property rights, or claim a violation of their license rights, including relative to free or open source components we may use; risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms or at all; risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate; risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls, and personnel for our current and future operations and reporting needs, including related risks of financial statement omissions, misstatements, restatements, or filing delays; risks that the spin-off does not achieve the benefits anticipated, does not qualify as a tax-free transaction, or exposes us to unexpected claims or liabilities, or that it negatively impacts our operations or stock price, including as a result of management distraction from our business or costs associated with transitioning to a standalone public company; risks associated with the agreements with Verint entered into in connection with the spin-off, including our reliance on the transition services agreement and our indemnification obligations to Verint; risks associated with market volatility in the price of our shares based on our performance, third-party publications or speculation, future sales or dispositions of our shares by significant shareholders or officers and directors, or factors and risks associated with actions of activist shareholders; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; and other risks detailed from time to time in filings that we make with the Securities and Exchange Commission (the “SEC”). We assume no obligation to revise or update any forward-looking statement, except as otherwise required by law. For a detailed discussion of these risk factors, see our annual report on Form 20-F for the fiscal year ended January 31, 2021, and our other SEC filings. Any forward-looking statement made in this press release speaks only as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.

                                            Exhibit 99.1
Table 1
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended April 30,
(in thousands except share and per share data)	2021	2020
Revenue:
Software	$51,664	$38,979
Software service	50,767	47,160
Professional service and other	12,303	15,291
Total revenue	114,734	101,430
Cost of revenue:
Software	7,890	6,576
Software service	11,953	12,045
Professional service and other	12,792	13,990
Amortization of acquired technology	171	253
Total cost of revenue	32,806	32,864
Gross profit	81,928	68,566
Operating expenses:
Research and development, net	33,412	31,188
Selling, general and administrative	50,818	40,289
Amortization of other acquired intangible assets	304	301
Total operating expenses	84,534	71,778
Operating loss	(2,606)	(3,212)
Other income, net:
Interest income	23	536
Interest expense	(4)	(47)
Other income (expenses), net	133	(408)
Total other income, net	152	81
Loss before provision for income taxes	(2,454)	(3,131)
Provision for (benefit from) income taxes	829	(2,470)
Net loss	(3,283)	(661)
Net income attributable to noncontrolling interest	1,106	1,799
Net loss attributable to Cognyte Software Ltd.	$(4,389)	$(2,460)

Net loss per share attributable to Cognyte Software Ltd.:
Basic	$(0.07)	$(0.04)
Diluted	$(0.07)	$(0.04)

Weighted-average shares outstanding:
Basic	65,842	65,773
Diluted	65,842	65,773

                                            Exhibit 99.1
Table 2
COGNYTE SOFTWARE LTD.
Condensed Consolidated Balance Sheets
(Unaudited)

(in thousands)	April 30, 2021	January 31, 2021
Assets
Current Assets
Cash and cash equivalents	$54,710	$78,570
Restricted cash and cash equivalents, and restricted bank time deposits	23,034	27,042
Short-term investments	14,360	4,713
Accounts receivable, net of allowance for doubtful accounts of $4.2 million and $4.6 million, respectively	160,729	175,001
Contract assets, net	22,156	20,317
Inventories	13,641	14,542
Prepaid expenses and other current assets	37,459	30,051
Total current assets	326,089	350,236
Property and equipment, net	32,702	37,595
Operating lease right-of-use assets	30,145	32,126
Goodwill	158,229	158,183
Intangible assets, net	4,823	5,299
Deferred income taxes	7,140	3,303
Other assets	34,228	42,076
Total assets	$593,356	$628,818

Liabilities and equity
Current liabilities
Accounts payable	$39,703	$41,552
Accrued expenses and other current liabilities	99,996	91,692
Contract liabilities	111,798	127,012
Current notes payable	—	38,772
Total current liabilities	251,497	299,028
Long-term contract liabilities	21,551	22,037
Operating lease liabilities	3,287	4,049
Deferred income taxes	22,233	24,135
Other liabilities	9,424	9,198
Total liabilities	307,992	358,447
Commitments and contingencies
Stockholders’ Equity:
Common stock - $0 par value; authorized 300,000,000 shares. Issued 65,995,167 and 65,773,335 at April 30, 2021 and January 31, 2021, respectively; outstanding 65,993,554 and 65,773,335 shares at April 30, 2021 and January 31, 2021, respectively	—	—
Additional paid-in capital	291,146	—
Treasury stock, at cost 1,613 at April 30, 2021	(41)	—
Accumulated deficit	(4,389)	—
Former net parent investment	—	273,006
Accumulated other comprehensive loss	(15,392)	(15,505)
Total Cognyte Software Ltd. stockholders' equity	271,324	257,501
Noncontrolling interest	14,040	12,870
Total stockholders’ equity	285,364	270,371
Total liabilities and stockholders’ equity	$593,356	$628,818

                                            Exhibit 99.1
Table 3
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended April 30,
(in thousands)	2021	2020
Cash flows from operating activities
Net loss	$(3,283)	$(661)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	7,151	4,844
(Benefit from) provision for doubtful accounts	(73)	370
Stock-based compensation, excluding cash-settled awards	9,221	6,292
Benefit from deferred income taxes	(19)	(1,398)
Non-cash losses (gains) on derivative financial instruments, net	84	(1,013)
Change in fair value of contingent consideration for business combinations	55	(404)
Other non-cash items, net	(1,172)	228
Changes in operating assets and liabilities:
Accounts receivable	14,525	33,844
Contract assets	(1,889)	(3,979)
Inventories	446	(1,297)
Prepaid expenses and other assets	(1,089)	(932)
Accounts payable and accrued expenses	3,779	(8,611)
Contract liabilities	(15,754)	(7,618)
Other liabilities	483	705
Other, net	759	1,813
Net cash provided by operating activities	13,224	22,183

Cash flows from investing activities
Purchases of property and equipment	(2,417)	(4,634)
Purchases of investments	(14,360)	(15,198)
Maturities and sales of investments	4,713	6,648
Settlements of derivative financial instruments not designated as hedges	(309)	274
Cash paid for capitalized software development costs	(2,256)	(859)
Change in restricted bank time deposits, including long-term portion	5,296	20,539
Other investing activities	512	—
Net cash (used in) provided by investing activities	(8,821)	6,770

Cash flows from financing activities
Net transfers to former parent	—	(4,445)
Dividend paid to former parent	(35,000)	—
Other financing activities	—	(157)
Net cash used in financing activities	(35,000)	(4,602)
Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	132	(1,617)
Net (decrease) increase in cash, cash equivalents, restricted cash, and restricted cash equivalents	(30,465)	22,734
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	114,657	233,409
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$84,192	$256,143

Reconciliation of cash, cash equivalents, restricted cash, and restricted cash equivalents at end of period
Cash and cash equivalents	$54,710	$204,445
Restricted cash and cash equivalents included in restricted cash and cash equivalents, and restricted bank time deposits	22,582	38,004
Restricted cash and cash equivalents included in other assets	6,900	13,694
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$84,192	$256,143

                                            Exhibit 99.1
Table 4
COGNYTE SOFTWARE LTD.
Reconciliation of GAAP to Non-GAAP Measures
(Unaudited)

	Three Months Ended April 30,
(in thousands, except per share data)	2021	2020
Revenue
Total GAAP revenue	$114,734	$101,430
Revenue adjustments	433	1,092
Total non-GAAP revenue	$115,167	$102,522

Gross profit and gross margin
GAAP gross profit	$81,928	$68,566
GAAP gross margin	71.4%	67.6%
Revenue adjustments	433	1,092
Amortization of acquired technology	171	252
Stock-based compensation expenses (1)	1,036	446
Restructuring expenses (2)	—	(3)
Separation expenses (2)	31	—
Non-GAAP gross profit	$83,599	$70,353
Non-GAAP gross margin	72.6%	68.6%

Research and development, net
GAAP research and development, net	$33,412	$31,188
As a percentage of GAAP revenue	29.1%	30.7%
Stock-based compensation expenses (1)	(2,049)	(1,163)
Acquisition expenses, net (2)	—	(94)
Separation expenses (2)	(67)	—
Other adjustments	29	1
Non-GAAP research and development, net	$31,325	$29,932
As a percentage of non-GAAP revenue	27.2%	29.2%

Selling, general and administrative expenses
GAAP selling, general and administrative expenses	$50,818	$40,289
As a percentage of GAAP revenue	44.3%	39.7%
Stock-based compensation expenses (1)	(6,136)	(4,682)
Acquisition (expenses) benefit, net (2)	(656)	56
Restructuring expenses (2)	(455)	(921)
Separation expenses (2)	(8,613)	(2,914)
Other adjustments	(6)	8
Non-GAAP selling, general and administrative expenses	$34,952	$31,836
As a percentage of non-GAAP revenue	30.3%	31.1%

Operating (loss) income, operating margin and adjusted EBITDA
GAAP operating loss	$(2,606)	$(3,212)
GAAP operating margin	(2.3)%	(3.2)%
Revenue adjustments	433	1,092
Amortization of acquired technology	171	252
Amortization of other acquired intangible assets	304	301
Stock-based compensation expenses (1)	9,221	6,292
Acquisitions expenses, net (2)	656	38
Restructuring expenses (2)	455	918
Separation expenses (2)	8,711	2,914

                                            Exhibit 99.1

	Three Months Ended April 30,
(in thousands, except per share data)	2021	2020
Other adjustments	(23)	(8)
Non-GAAP operating income	$17,322	$8,587
Depreciation and amortization (3)	3,791	4,150
Adjusted EBITDA	$21,113	$12,737
Non-GAAP operating margin	15.0%	8.4%
Adjusted EBITDA margin	18.3%	12.4%

Other income (expense) reconciliation
GAAP other income, net	152	81
Change in fair value of equity investment	(729)	—
Non-GAAP other (expense) income, net	$(577)	$81

Tax provision (benefit) reconciliation
GAAP provision for (benefit from) income taxes	$829	$(2,470)
Effective income tax rate	33.8%	(78.9)%
Non-GAAP tax adjustments	1,214	3,150
Non-GAAP provision for income taxes	$2,043	$680
Non-GAAP effective income tax rate	12.2%	7.8%

Net loss attributable to Cognyte software Ltd. reconciliation
GAAP net loss attributable to Cognyte Software Ltd.	$(4,389)	$(2,460)
Revenue adjustments	433	1,092
Amortization of acquired technology	171	252
Amortization of other acquired intangible assets	304	301
Stock-based compensation expenses (1)	9,221	6,292
Acquisition expenses, net (2)	656	38
Restructuring expenses (2)	455	918
Separation expenses (2)	8,711	2,914
Other adjustments	(23)	(8)
Change in fair value of equity investment	(729)	—
Non-GAAP tax adjustments	(1,214)	(3,150)
Total adjustments	17,985	8,649
Non-GAAP net income attributable to Cognyte Software Ltd.	$13,596	$6,189

Table comparing GAAP diluted net loss per share attributable to Cognyte Software Ltd. to Non-GAAP diluted net income per share attributable to Cognyte Software Ltd.
GAAP diluted net loss per share attributable to Cognyte Software Ltd.	$(0.07)	$(0.04)
Non-GAAP diluted net income per share attributable to Cognyte Software Ltd.	$0.20	$0.09

GAAP weighted-average shares used in computing diluted net loss per share attributable to Cognyte Software Ltd.	65,842	65,773
Additional weighted-average shares applicable to non-GAAP diluted net income per share attributable to Cognyte Software Ltd.	964	—
Non-GAAP diluted weighted-average shares used in computing net income per share attributable to Cognyte Software Ltd.	66,806	65,773

                                            Exhibit 99.1

	Three Months Ended April 30,
(in thousands, except per share data)	2021	2020
Table of reconciliation from GAAP net loss attributable to Cognyte Software Ltd. to adjusted EBITDA
GAAP net loss attributable to Cognyte Software Ltd.	$(4,389)	$(2,460)
As a percentage of GAAP revenue	(3.8)%	(2.4)%
Net income attributable to noncontrolling interest	1,106	1,799
GAAP provision for (benefit from) income taxes	829	(2,470)
GAAP other income, net	(152)	(81)
Amortization of acquired technology	171	252
Amortization of other acquired intangible assets	304	301
Depreciation and amortization	3,791	4,150
Revenue adjustments	433	1,092
Stock-based compensation expenses (1)	9,221	6,292
Acquisition expenses, net (2)	656	38
Restructuring expenses (2)	455	918
Separation expenses (2)	8,711	2,914
Other adjustments	(23)	(8)
Adjusted EBITDA	$21,113	$12,737
As a percentage of non-GAAP revenue	18.3%	12.4%

                                            Exhibit 99.1
Table 5
COGNYTE SOFTWARE LTD.
Calculation of Change in Revenue on a Constant Currency Basis
(Unaudited)

(in thousands)	GAAP Revenue	Non-GAAP Revenue
Revenue for the three months ended April 30, 2020	$101,430	$102,522
Revenue for the three months ended April 30, 2021	$114,734	$115,167
Revenue for the three months ended April 30, 2021, at constant currency (4)	$113,000	$113,000
Reported period-over-period revenue change	13.1%	12.3%
% impact from change in foreign currency exchange rates	(1.7)%	(2.1)%
Constant currency period-over-period revenue change	11.4%	10.2%

For further information see "Supplemental Information About Constant Currency" at the end of this press release.

                                            Exhibit 99.1
Footnotes

(1) The figures for the periods prior to the three months ended April 30, 2021 represent the stock-based compensation expenses applicable to cost of revenue, research and development expenses and selling, general and administrative expenses as allocated to Cognyte from the combined Verint total expenses based on specific identification where possible, with the remainder being allocated on the basis of revenue as a relevant measure, which we believe provides a reasonable approximation for purposes of understanding the relative GAAP and non-GAAP gross margins and operating margins of the Cognyte business.

(2) The figures for the periods prior to the three months ended April 30, 2021 represent the portion of acquisition expenses (benefit), net, restructuring expenses and separation expenses applicable to cost of revenue, research and development expenses and selling, general and administrative expenses as allocated to Cognyte from the combined Verint total expenses based on specific identification where possible, with the remainder being allocated on the basis of revenue as a relevant measure, which we believe provides a reasonable approximation for purposes of understanding the relative GAAP and non-GAAP gross margins and operating margins of the Cognyte business.

(3) The figures for the periods prior to the three months ended April 30, 2021 represent certain depreciation and amortization expenses, which are otherwise included in non-GAAP operating income as allocated to Cognyte from the combined Verint total expenses based on specific identification where possible, with the remainder being allocated on the basis of revenue as a relevant measure, which we believe provides a reasonable approximation for purposes of understanding the relative adjusted EBITDA of the Cognyte business.

(4) Revenue for the three months ended April 30, 2021, at constant currency is calculated by translating current-period GAAP or non-GAAP foreign currency revenue (as applicable) into U.S. dollars using average foreign currency exchange rates for the three months ended April 30, 2020 rather than actual current-period foreign currency exchange rates.

                                            Exhibit 99.1
Cognyte Software Ltd. and Subsidiaries
Supplemental Information About Non-GAAP Financial Measures and Operating Metrics

The press release includes reconciliations of certain financial measures not prepared in accordance with GAAP, consisting of non-GAAP revenue, non-GAAP gross profit and gross margins, non-GAAP research and development, net, non-GAAP selling, general and administrative expenses, non-GAAP operating income and operating margins, non-GAAP other income (expense), net, non-GAAP provision for (benefit from) income taxes and non-GAAP effective income tax rate, non-GAAP net income attributable to, adjusted EBITDA and adjusted EBITDA margin, non-GAAP diluted net income per share attributable to [Cognyte] and weighted average shares used in computing such measure. The tables above include a reconciliation of each non-GAAP financial measure for completed periods presented in this press release to the most directly comparable GAAP financial measure.

We believe these non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business by:
•facilitating the comparison of our financial results and business trends between periods, by excluding certain items that either can vary significantly in amount and frequency, are based upon subjective assumptions, or in certain cases are unplanned for or difficult to forecast,
•facilitating the comparison of our financial results and business trends with other software companies who publish similar non-GAAP measures, and
•allowing investors to see and understand key supplementary metrics used by our management to run our business, including for budgeting and forecasting, resource allocation, and compensation matters.

We also make these non-GAAP financial measures available because our management believes they provide meaningful information about the financial performance of our business and are useful to investors for informational and comparative purposes.

Non-GAAP financial measures should not be considered in isolation as substitutes for, or superior to, comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to or in addition to the adjustments made in these non-GAAP financial measures. Other companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Our non-GAAP financial measures are calculated by making the following adjustments to our GAAP financial measures:

Revenue adjustments. We exclude from our non-GAAP revenue the impact of fair value adjustments required under GAAP relating to software and software service revenue and professional service and other revenue acquired in a business acquisition, which would have otherwise been recognized on a stand-alone basis. We believe that it is useful for investors to understand the total amount of revenue that we and the acquired company would have recognized on a stand-alone basis under GAAP, absent the accounting adjustment associated with the business acquisition. We believe that our non-GAAP revenue measure helps management and investors understand our revenue trends and serves as a useful measure of ongoing business performance.

Amortization of acquired technology and other acquired intangible assets. When we acquire an entity, we are required under GAAP to record the fair values of the intangible assets of the acquired entity and amortize those assets over their useful lives. We exclude the amortization of acquired intangible assets, including acquired technology, from our non-GAAP financial measures because they are inconsistent in amount and frequency and are

                                            Exhibit 99.1
significantly impacted by the timing and size of acquisitions. We also exclude these amounts to provide easier comparability of pre- and post-acquisition operating results.

Stock-based compensation expenses. We exclude stock-based compensation expenses related to restricted stock awards, stock bonus programs, bonus share programs, and other stock-based awards from our non-GAAP financial measures. We evaluate our performance both with and without these measures because stock-based compensation is typically a non-cash expense and can vary significantly over time based on the timing, size and nature of awards granted, and is influenced in part by certain factors which are generally beyond our control, such as the volatility of the price of our common stock. In addition, measurement of stock-based compensation is subject to varying valuation methodologies and subjective assumptions, and therefore we believe that excluding stock-based compensation from our non-GAAP financial measures allows for meaningful comparisons of our current operating results to our historical operating results and to other companies in our industry.

Acquisition expenses (benefit), net. In connection with acquisition activity (including with respect to acquisitions that are not consummated), we incur expenses, including legal, accounting, and other professional fees, integration costs, changes in the fair value of contingent consideration obligations, and other costs. Integration costs may consist of information technology expenses as systems are integrated across the combined entity, consulting expenses, marketing expenses, and professional fees, as well as non-cash charges to write-off or impair the value of redundant assets. We exclude these expenses from our non-GAAP financial measures because they are unpredictable, can vary based on the size and complexity of each transaction, and are unrelated to our continuing operations or to the continuing operations of the acquired businesses.

Restructuring expenses. We exclude restructuring expenses from our non-GAAP financial measures, which include employee termination costs, facility exit costs, certain professional fees, asset impairment charges, and other costs directly associated with resource realignments incurred in reaction to changing strategies or business conditions. All of these costs can vary significantly in amount and frequency based on the nature of the actions as well as the changing needs of our business and we believe that excluding them provides easier comparability of pre- and post-restructuring operating results.

Separation expenses. On December 4, 2019, Verint announced its intention to separate into two independent publicly traded companies: Cognyte Software Ltd., which consists of Verint’s Cyber Intelligence Solutions business, and Verint Systems Inc., which consists of its Customer Engagement Business. We incurred significant expenses to separate the aforesaid businesses, including third-party advisory, accounting, legal, consulting, and other similar services related to the separation as well as costs associated with the operational separation from Verint, including those related to human resources, brand management, real estate, and information technology to the extent not capitalized. These costs are incremental to our normal operating expenses and incurred solely as a result of the separation transaction. Accordingly, we are excluding these separation expenses from our non-GAAP financial measures in order to evaluate our performance on a comparable basis.

Other adjustments. We exclude from our non-GAAP financial measures rent expense for redundant facilities, gains on change in fair value of equity investment, gains or losses on sales of property, gains or losses on settlements of certain legal matters, and certain professional fees unrelated to our ongoing operations.

Non-GAAP income tax adjustments. We exclude our GAAP provision (benefit) for income taxes from our non-GAAP measures of net income attributable to Cognyte Software Ltd., and instead include a non-GAAP provision for income taxes, determined by applying a non-GAAP effective income tax rate to our income before provision for income taxes, as adjusted for the non-GAAP items described above. The non-GAAP effective income tax rate is generally based upon the income taxes we expect to pay in the reporting year. Our GAAP effective income tax rate can vary significantly from year to year as a result of tax law changes, settlements with tax authorities, changes in the geographic mix of earnings including acquisition activity, changes in the projected realizability of deferred tax assets, and other unusual or period-specific events, all of which can vary in size and frequency. We believe that our

                                            Exhibit 99.1
non-GAAP effective income tax rate removes much of this variability and facilitates meaningful comparisons of operating results across periods. We evaluate our non-GAAP effective income tax rate on an ongoing basis, and it can change from time to time. Our non-GAAP income tax rate can differ materially from our GAAP effective income tax rate.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before interest expense, interest income, income taxes, depreciation expense, amortization expense, revenue adjustments, restructuring expenses, acquisition expenses, and other expenses excluded from our non-GAAP financial measures as described above. We believe that adjusted EBITDA is also commonly used by investors to evaluate operating performance between companies because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies. Adjusted EBITDA is also used by credit rating agencies, lenders, and other parties to evaluate our creditworthiness.

Supplemental Information About Constant Currency

Because we operate on a global basis and transact business in many currencies, fluctuations in foreign currency exchange rates can affect our consolidated U.S. dollar operating results. To facilitate the assessment of our performance excluding the effect of foreign currency exchange rate fluctuations, we calculate our GAAP and non-GAAP revenue, cost of revenue, and operating expenses on both an as-reported basis and a constant currency basis, allowing for comparison of results between periods as if foreign currency exchange rates had remained constant. We perform our constant currency calculations by translating current-period foreign currency results into U.S. dollars using prior-period average foreign currency exchange rates or hedge rates, as applicable, rather than current period exchange rates. We believe that constant currency measures, which exclude the impact of changes in foreign currency exchange rates, facilitate the assessment of underlying business trends.

Unless otherwise indicated, our financial outlook for revenue, operating margin, and diluted earnings per share, which is provided on a non-GAAP basis, reflects foreign currency exchange rates approximately consistent with rates in effect when the outlook is provided.

We also incur foreign exchange gains and losses resulting from the revaluation and settlement of monetary assets and liabilities that are denominated in currencies other than the entity’s functional currency. Our financial outlook for diluted earnings per share includes net foreign exchange gains or losses incurred to date, if any, but does not include potential future gains or losses.